COMMENTS RECEIVED ON JULY 20, 2011

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan Extended Market Index Fund
Spartan International Index Fund
Spartan Total Market Index Fund

POST-EFFECTIVE AMENDMENT NO. 63

1. All funds

"Fund Summary" (prospectus)

"Investment Objective"

(Spartan Extended Market Index Fund)
"The fund seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization United States companies."

(Spartan International Index Fund)
"The fund seeks to provide investment results that correspond to the total return of foreign stock markets."

(Spartan Total Market Index Fund)
"The fund seeks to provide investment results that correspond to the total return of a broad range of United States stocks."

C: The Staff requests that we define total return, as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

2. Spartan Extended Market Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Principal Investment Strategies)

  Normally investing at least 80% of assets in common stocks included in the Dow Jones U.S. Completion Total Stock Market IndexSM, which represents the performance of stocks of mid- to small-capitalization U.S. companies."
  Using statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, and earnings growth to attempt to replicate the returns of the Dow Jones U.S. Completion Total Stock Market IndexSM using a smaller number of securities."
  Lending securities to earn income for the fund."

C: The Staff requests we add mid-cap, securities lending, and statistical sampling risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The following disclosure will be added in "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections:
(Fund Summary)
"Mid Cap Investing. The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.

Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as transaction costs, sample selection, and timing differences associated with additions to and deletions from its index."

(Investment Details)
"Mid Cap Investing. The value of securities of medium size, less well-known issuers can be more volatile than that of relatively larger issuers and can react differently to issuer, political, market, and economic developments than the market as a whole and other types of stocks.

Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, imperfect correlation between the fund's securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the shares outstanding of the component securities. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund's ability to achieve close correlation with its index."

3. All funds

"Performance" (prospectus)

"Year-by-Year Returns" and "Average Annual Returns"

(Example from Spartan Extended Market Index Fund)
"A The returns shown above are for Investor Class, a class of shares of the fund that is not offered through this prospectus. Fidelity Advantage Institutional Class would have substantially similar annual returns to Investor Class because the class is invested in the same portfolio of securities. Fidelity Advantage Institutional Class's returns would differ from Investor Class's returns to the extent that the class does not have the same expenses."

C: The Staff requests that we remove footnote A, and add it as a narrative.

R: Instruction 3(b) to Item 4(b)(2)(iv) provides in relevant part: "When a Multiple Class Fund offers a new Class in a prospectus and separately presents information for the new Class in response to Item 4(b)(2), include the bar chart with annual total returns for any other existing Class for the first year that the Class is offered. Explain in a footnote that the returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses." Accordingly, we have not modified disclosure.

4. All funds

"Performance" (prospectus)

"Average Annual Returns"

(Example from Spartan Extended Market Index Fund)

Average Annual Returns

For the periods ended December 31, 2010	Past 1 year	Past 5 years	Past 10 years
Spartan Extended Market Index Fund- Investor ClassA - Return Before Taxes	_%	_%	_%
Return After Taxes on Distributions	_%	_%	_%
Return After Taxes on Distributions and Sale of Fund Shares	_%	_%	_%
Dow Jones U.S. Completion Total Stock Market Index (reflects no deduction for fees, expenses, or taxes)	_%	_%	_%

A The returns shown above are for Investor Class, a class of shares of the fund that is not offered through this prospectus. Fidelity Advantage Institutional Class would have substantially similar annual returns to Investor Class because the class is invested in the same portfolio of securities. Fidelity Advantage Institutional Class's returns would differ from Investor Class's returns to the extent that the class does not have the same expenses.

C: The Staff requests that disclosure be added in accordance with Item 4(b)(2)(iv) of Form N-1A.

R: The "Return After Taxes" line items were included in error and will be removed from the table in the next filing. After-tax returns are not relevant to Fidelity Institutional Class and Fidelity Advantage Institutional Class shareholders as these classes are only available to employer-sponsored retirement plans for which an affiliate of FMR provides recordkeeping services. Accordingly, we have not included disclosure.

5. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Fidelity Advantage Institutional Class shares of the fund generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of FMR provides recordkeeping services. Plan participants may purchase Fidelity Advantage Institutional Class shares of the fund only if Fidelity Advantage Institutional Class shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:

Internet www.401k.com
Phone For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
Mail
Redemptions:
Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of Fidelity Advantage Institutional Class is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of Fidelity Advantage Institutional Class is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for Fidelity Advantage Institutional Class shares."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filings made on June 7, 2011 for the funds.

6. Spartan International Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Principal Investment Strategies)

  "Using statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, earnings growth, and country weightings to attempt to replicate the returns of the MSCI EAFE Index using a smaller number of securities.
  Lending securities to earn income for the fund."

C: The Staff requests we add securities lending and statistical sampling risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The following disclosure will be added in "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections:

(Fund Summary)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as transaction costs, sample selection, and timing differences associated with additions to and deletions from its index."

(Investment Details)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, imperfect correlation between the fund's securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the shares outstanding of the component securities. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund's ability to achieve close correlation with its index."

7. Spartan Total Market Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests we add small-cap, mid-cap, securities lending, and statistical sampling risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The following disclosure will be added in "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections:

(Fund Summary)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as transaction costs, sample selection, and timing differences associated with additions to and deletions from its index."

(Investment Details)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, imperfect correlation between the fund's securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the shares outstanding of the component securities. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund's ability to achieve close correlation with its index."

8. All funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, the fund may lend securities to broker-dealers or other institutions to earn income."

C: The Staff questions why securities lending is included as a principal investment strategy in the "Fund Summary" section but not in the "Investment Details" section.

R: Disclosure in the "Investment Details" section will be modified for each fund as follows, using Spartan Extended Market Index Fund as an example ([bracketed] deleted; underlined added):

"[In addition to the principal investment strategies discussed above, the] The fund may lend securities to broker-dealers or other institutions to earn income.

In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

9. All funds

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.

For purposes of each of Spartan Extended Market Index Fund's, Spartan International Index Fund's, and Spartan Total Market Index Fund's concentration limitation discussed above, with respect to any investment in Fidelity Money Market Central Fund and/or any non-money market central fund, Fidelity Management & Research Company (FMR) looks through to the holdings of the central fund.

For purposes of each of Spartan Extended Market Index Fund's, Spartan International Index Fund's, and Spartan Total Market Index Fund's concentration limitation discussed above, FMR may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third party classification provider used by FMR does not assign a classification."

C: The Staff requests an explanation of how the concentration for the funds would be impacted if the indices they seek to track were to become concentrated.

R: Regardless of the composition of a fund's benchmark index, as a matter of fundamental policy, the funds may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of a fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of a fund's index affect a fund's ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the fund at that time.

10. All funds

"Trustees and Officers" (SAI)

C: The Staff questioned whether the funds' have a lead independent director.

R: As disclosed under "Board Structure and Oversight Function," Ned C. Lautenbach serves as Chairman of the Independent Trustees.

11. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

12. All funds

"Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.